Securities and Exchange Commission
                          Washington, D. C. 20549

                               Schedule 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. 0)

                            Acxiom Corporation
                                Common Stock
                          CUSIP Number 005125109

Date of Event Which Requires Filing of this Statement:     November 30, 2001

CUSIP No. 005125109

         1)     Name of reporting person:
                  Legg Mason, Inc.
                 Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        9,186,790
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   9,186,790

         9)     Aggregate amount beneficially owned by each reporting person:
                  9,186,790

         10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)    Percent of class represented by amount in row (9):
                  10.57%

         12)    Type of reporting person:
                  HC

CUSIP No. 005125109

         1)     Name of reporting person:
                  Legg Mason Funds Management, Inc.
                  Tax Identification No.:
                  52-2268681

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        5,000,000
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   5,000,000

         9)     Aggregate amount beneficially owned by each reporting person:
                  5,000,000

         10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)    Percent of class represented by amount in row (9):
                  5.75%

         12)    Type of reporting person:
                  IA

              _______________________________________________________

         Item 1a)     Name of issuer:
                           Acxiom Corporation

         Item 1b)     Address of issuer's principal executive offices:
                           1 Information Way
                           Little Rock, AK  72203-8180

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     005125109

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a :
         (a)    [   ]    Broker or dealer under Section 15 of the Act.
         (b)    [   ]    Bank as defined in Section 3(a) (6) of the Act.
         (c)    [   ]    Insurance Company as defined in Section 3(a) (6) of
                           the Act.
         (d)    [   ]    Investment Company registered under Section 8 of the
                           Investment Company Act.
         (e)    [   ]    Investment Adviser registered under Section 203 of the
                           Investment Advisers Act of 1940.
         (f)    [   ]    Employee Benefit Plan, Pension Fund which is
                           subject to ERISA
                           of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)    [ X]     Parent holding company, in accordance with
                           240.13d-1(b)(ii)(G).
         (h)    [   ]    Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:             9,186,790

         (b)     Percent of Class:  10.57%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    - 0 -
                  (ii)  shared power to vote or to direct the vote:
                                    9,186,790
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    9,186,790

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                           Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Acxiom Corporation.

                           The interest of one person, Legg Mason Special Investment Trust, Inc., an investment company registered under the Investment Company Act of 1940 and advised by Legg Mason Funds Management, Inc., amounted to 5,000,000 shares, or 5.75% of the total outstanding stock as of November 30, 2001.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                           Legg Mason Funds Management, Inc., investment adviser LMM, LLC, investment adviser
                           Legg Mason Capital Management, Inc., investment
                               adviser
                           Legg Mason Wood Walker, Inc., investment adviser
                           Legg Mason Trust, fsb, investment adviser

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                       Signature
                                      -----------

                            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - December 10, 2001


         By___________________________________________________________
           Timothy C. Scheve, Sr. Ex. Vice President, Legg Mason, Inc.

                                 Joint Filing Agreement
                              -----------------------------

                          Each party signing below agrees that this statement is submitted as a joint filing on behalf of all of the undersigned.

         Legg Mason, Inc.


         By___________________________________________________________
            Timothy C. Scheve, Sr. Ex. Vice President

         Legg Mason Funds Management, Inc.


         By___________________________________________________________
            Jennifer W. Murphy,  Sr. V. P.